January 17, 2008

Ms. Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N. E.
Washington, D. C. 20549-7010

Re:          Taylor Devices, Inc.
                Amendment No. 1 to Registration Statement on Form S-4
                Filed January 15, 2008
                File Number 333-147878

Dear Ms. Long:

The following is our response to the comment letter we received from you, dated January 16, 2008, regarding the above referenced matter.

Comment 1

Please note that you should file a clean copy of the amendment and a marked copy.  The filing that we received as Amendment No. 1 was only the marked copy.

Response

We apologize for the omission with regards to filing amendment No. 1 and will be sure to file both a clean and marked copy of amendment No. 2.

Comment 2

Please identify your principal accounting officer, as well as your CEO and CFO, on the signature page of the registration statement.

Response

We have amended the signature page of the registration statement to identify the Company's principal accounting officer.

Comment 3

Several exhibits remain to be filed before the registration statement can be declared effective, including counsel's legality opinion (Exhibit 5.1) and tax opinion (Exhibit 8.1).  Please note that we may review these opinions and issue comments on them prior to effectiveness of the registration statement.

Response

The exhibits that were previously not filed are now filed with Amendment No. 2 to Registration Statement on Form S-4, including, counsel's legality opinion (Exhibit 5.1) and tax opinion (Exhibit 8.1).

Comment4

Please file updated auditor consents prior to effectiveness.

Response

An updated auditor's consent in now filed with Amendment No. 2 to Registration Statement on Form S-4.

Comment 5

Please note the representations in the bullet points below and ensure that you provide them to us in a filed response letter or with your acceleration request..

Response

When we file a request for acceleration of the effective date of the pending registration, we will be sure to acknowledge the points noted in your letter.

If you have any additional questions or comments, please feel free to contact the undersigned at (716) 694-1124.

Sincerely,
TAYLOR DEVICES, INC.

/s/Mark V. McDonough
Mark V. McDonough
Chief Financial Officer

cc:           Douglas P. Taylor, President & CEO
                Sandra S. O'Loughlin, Esq.
                Christopher J. Bonner, Esq.